RMS

18000607

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 2 1 2018

Washington DC 415

SEC FILE NUMBER
8-52109

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EnergyNet.com, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7201 I-40 West, Suite 319
(No. and Street)

Amarillo	Texas	79106
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jim D. Black (806) 351-2953
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Johnson & Sheldon, PLLC
(Name – *if individual, state last, first, middle name*)

500 Taylor, Suite 200	Amarillo	Texas	79106
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, Jim D. Black, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EnergyNet.com, LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Jim D. Black, CFO/COO

Title

Notary Public

JANET K. CUBITT
MY COMMISSION EXPIRES
October 1, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ENERGYNET.COM, LLC

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED
December 31, 2017

ENERGYNET.COM, LLC

TABLE OF CONTENTS

December 31, 2017

JOHNSON & SHELDON, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and the Board of Managers of EnergyNet.com, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **EnergyNet.com, LLC** (the Company) as of December 31, 2017, and the related statements of income, changes in member's equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedules I and II (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of EnergyNet.com, LLC's financial statements. The Supplemental Information is the responsibility of EnergyNet.com, LLC's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Johnson & Sheldon, PLLC

We have served as the Company's auditor since 2013.

Johnson & Sheldon, PLLC
Amarillo, Texas
February 16, 2018

FINANCIAL STATEMENTS

ENERGYNET.COM, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2017

		2017
Assets		
Current Assets:		
Cash	$	1,980,507
Commissions receivable		755,749
Total Assets	$	2,736,256
Liabilities and Member's Equity		
Current Liabilities:		
Accrued liabilities	$	1,724,161
Facility services fees payable - affiliate		347,500
Total Liabilities		2,071,661
Commitments and Contingencies (Note 3)		
Member's Equity		
Total Member's Equity		664,595
Total Liabilities and Member's Equity	$	2,736,256

See accompanying notes and report of independent registered public accounting firm

ENERGYNET.COM, LLC

STATEMENT OF INCOME
Year Ended December 31, 2017

		2017
Revenues:		
Commissions - auction sales	$	6,155,243
Commissions - negotiated sales and sealed bids		9,676,546
Interest income		4,974
Total Revenues		15,836,763
Expenses:		
General and administrative expenses		3,001,730
Facilities service fees - affiliate		4,161,000
Sales commissions		2,150,219
Total Expenses		9,312,949
Income before Provision for Income Taxes		6,523,814
Provision for Income Taxes		-
Net Income	$	6,523,814

See accompanying notes and report of independent registered public accounting firm

ENERGYNET.COM, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2017

	Total Member's Equity
Balance, January 1, 2017	$ 3,467,885
Net income	6,523,814
Distributions	(9,327,104)
Balance, December 31, 2017	$ 664,595

ENERGYNET.COM, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2017

	2017
Cash Flows from Operating Activities:	
Net Income	$ 6,523,814
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease (increase) in operating assets:	
Commissions receivable	315,631
Increase (decrease) in operating liabilities:	
Accounts payable and accrued liabilities	1,520,649
Facilities services fees payable - affiliate	(8,500)
Income taxes payable	(32,495)
Net Cash Provided by Operating Activities	8,319,099
Cash Flows from Financing Activities	
Distributions paid	(9,327,104)
Net Cash Provided by Financing Activities	(9,327,104)
Net Change in Cash	(1,008,005)
Cash at Beginning of Year	2,988,512
Cash at End of Year	$ 1,980,507
Supplemental Disclosures	
Income Taxes Paid	$ -
Interest Paid	$ -

See accompanying notes and report of independent registered public accounting firm

ENERGYNET.COM, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2017

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of EnergyNet.com, LLC (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles in the United States of America and have been consistently applied in the preparation of the financial statements.

Organization and Basis of Presentation
EnergyNet.com, LLC is a Texas Limited Liability Company, headquartered in Amarillo, Texas. The Company is a broker registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is primarily engaged in facilitating the sales of operated and non-operated working interests, producing and nonproducing mineral interests, and royalty and overriding royalty interests in crude oil and natural gas properties between registered buyers and sellers through either an Internet based live auction, sealed bid or negotiated sales process.

The Company reorganized its corporate structure effective March 9, 2017. Since March 9, 2017, EnergyNet.com, LLC is a wholly-owned subsidiary of ENET Holdings, LLC. ENET Holdings, LLC also wholly-owns EnergyNet Services, LLC, which operates the online auctions, sealed bid and negotiated sales processes and performs all back office duties of the auction process. EnergyNet.com, LLC has a Facilities Services Agreement with EnergyNet Services, LLC to provide all business services except securities licensed broker employees.

All assets and liabilities were previously held by EnergyNet.com, Inc. At the time of reorganization, there were no changes made to accounting methods or carrying amounts of those assets and liabilities at March 9, 2017.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, amounts due from banks, and all highly liquid investments with initial maturities of three months or less. The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk related to cash. At December 31, 2017, the Company did not have any cash equivalents.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

The Company recognizes commissions on property sales at closing, which are calculated as a percentage of the sales price. Online auction revenues are recognized at the expiration of the auction to the buyer with the highest bid that meets any seller's minimum reserve sales price or accepted by the seller. Sealed bid and negotiated sale revenues are recognized at the time and date when the buyer and seller agree to a purchase price and terms. Title to the crude oil and natural gas properties passes directly from the seller to the buyer. Accordingly, the Company never holds an interest in the properties listed and sold on its Internet site or other auction processes.

Income Taxes

As a limited liability company, the Company is not a taxpaying entity for federal income tax purposes. Accordingly, the Company's taxable income or loss is allocated to its members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying statement of financial condition along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the statement of income.

Based on management's analysis, the Company did not have any material uncertain tax positions as of December 31, 2017. The Company is subject to income taxes in the U.S. federal jurisdiction and the state of Texas. There are currently no income tax examinations underway for these jurisdictions.

The Company's income taxes are subject to examination by the relevant taxing authorities as follows: U.S. Federal income tax returns for the years 2014 and forward; Texas margin tax returns for tax years 2013 and forward.

Comprehensive Income

The Company had no elements of comprehensive income other than net income for the year ended December 31, 2017.

Subsequent Events

The Company has evaluated subsequent events through February 16, 2018, the date the financial statements were available to be issued.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements
ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*. In May 2014, the FASB issued a new accounting standard that requires recognition of revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods or services. The FASB has also issued several updates to ASU 2014-09. The new standard supersedes U.S. GAAP guidance on revenue recognition and requires the use of more estimates and judgments than the present standards. It also requires additional disclosures. The Company will adopt the new revenue guidance effective January 1, 2018, by recognizing the cumulative effect of initially applying the new standard as an increase to the opening balance of retained earnings. The Company expects this adjustment to be less than $100 thousand with an immaterial impact to our net income on an ongoing basis.

NOTE 2 - COMMISSIONS RECEIVABLE

Commissions receivable represent amounts due from EnergyNet Services, LLC, from closings of online auctions, sealed bid and/or negotiated sale transactions. Management individually reviews all delinquent commission receivable balances. All commissions receivable outstanding at December 31, 2017 were deemed to be collectible under normal terms.

NOTE 3 - COMMITMENTS AND CONTINGENCIES

Litigation
The Company may from time to time be involved in various claims, lawsuits, and disputes with third parties, actions involving allegations of discrimination, or breach of contract incidental to the operations of its business. The Company is not currently involved in any litigation which it believes could have a materially adverse effect on its financial conditions or results of operations.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $664,595, which was $526,484 in excess of its required net capital of $138,111. At December 31, 2017, aggregated indebtedness amounted to 311.72% of net capital. Therefore, management believes the Company was in compliance with its minimum net capital requirements and its related net capital ratio.

The Company carries no customer-regulated commodities futures accounts; therefore the computation of segregated funds pursuant to Section 4d(2) of the Commodity Exchange Act is not applicable. The Company handled no customer securities or accounts during the year ended December 31, 2017. The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) for both computation of determination of the reserve requirements and information related to the possession or control requirements.

NOTE 4 - NET CAPITAL REQUIREMENTS (continued)

Since its corporate reorganization on September 1, 2014, the Company's Membership Agreement with FINRA reflects the Company's minimum net capital requirement of $5,000. The Company's Membership Agreement with FINRA also reflects the Company may engage only as a "Broker selling oil and gas interests".

NOTE 5 - CONCENTRATION OF CREDIT RISK

During the year ended December 31, 2017, no single seller amounted to 10% or more of total commission revenue.

Financial instruments that potentially subject the Company to concentrations of credit risk principally consist of cash, commissions receivable and payables with affiliate.

NOTE 6 - RELATED PARTY TRANSACTIONS

EnergyNet.com, LLC Paid distributions of $9,327,104 to ENCI Holding Company and ENET Holdings, LLC during 2017.

EnergyNet.com, LLC paid $4,161,000 of facilities service fees to its affiliate company EnergyNet Services, LLC during 2017, for the operations of the website for online auction, sealed bids and negotiated sales process. As of December 31, 2017, the Company owed EnergyNet Services, LLC $347,500 of facility service fees payable.

SUPPLEMENTAL INFORMATION

ENERGYNET.COM, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND RECONCILIATION OF NET CAPITAL HEREIN WITH THE INITIAL CORRESPONDING UNAUDITED FILING
December 31, 2017

Computation of Net Capital:		
Total stockholders' equity	$	664,595
Deduct stockholders' equity not allowable for net capital		-
		664,595
Deduct:		
Nonallowable assets:		
Haircuts on securities:		
Money market accounts		-
Total deductions		-
Net capital	$	664,595
Computation of aggregate indebtedness:		
Items included in the statement of financial condition:		
Accrued liabilities	$	1,724,161
Facilities services fees payable - affiliate		347,500
Income taxes payable		-
Total aggregate indebtedness	$	2,071,661
Percentage of aggregate indebtness to net capital		311.72%
Computation of basis net capital requirement		
Minimum dollar net capital requires at 6 2/3 percent	$	138,111
Minimum dollar net capital required	$	5,000
Net capital requirement (greater of above amounts)	$	138,111
Excess Net Capital	$	526,484
Reconciliation with Company's computation		
Net capital, as reported in the Company's Part II (unaudited Focus report)	$	664,496
Adjustments to estimated amounts recorded subsequent to filing the Company's unaudited Focus report		-
Net audit adjustments		99
Net capital per above	$	664,595

ENERGYNET.COM, LLC

SCHEDULE II – OTHER REQUIRED INFORMATION

DECEMBER 31, 2017

Statement of Changes in Liabilities Subordinated to Claims of General Creditors Pursuant to Rule 17a-5(d)(2):

The statement of changes in liabilities subordinated to claim of general creditors is omitted since no such liabilities exist.

Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3:

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) for both computation of determination of the reserve requirements and information related to the possession or control requirements.

Information Relating to the Possession or Control Requirements as Required by Rule 15c3-3:

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) for both computation of determination of the reserve requirements and information related to the possession or control requirements.

JOHNSON & SHELDON, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers
EnergyNet.com, LLC
Amarillo, Texas

We have reviewed management's statements, included in the accompanying Exemption Report, in which *(a)* **EnergyNet.com, LLC** identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which EnergyNet.com, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the exemption provisions) and *(b)* EnergyNet.com, LLC stated that EnergyNet.com, LLC met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2017, without exception. EnergyNet.com, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about EnergyNet.com, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

Johnson & Sheldon, PLLC

Johnson & Sheldon, PLLC

Amarillo, Texas

February 16, 2018

500 S. Taylor, Suite 200
P.O. Box 509
Amarillo, TX 79105-0509
Phone 806 / 371-7661

An independently owned member RSM US Alliance
RSM

420 Florida St.
Pampa, TX 79065
Phone 806 / 665-8429

ENERGYNET.COM 7201 I-40 West, Suite 319 / Amarillo, TX 79106 / phone 806-351-2953 / fax 806-351-2835

EnergyNet.com, LLC's Exemption Report

EnergyNet.com, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k): (2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the period January 1, 2017 to December 31, 2017, without exception.

EnergyNet.com, LLC

I, Jim D. Black, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Jim D. Black
Chief Financial Officer
7201 I-40 West, Suite 319
Amarillo, TX 79106

February 16, 2018

JOHNSON & SHELDON, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Managers
EnergyNet.com, LLC
Amarillo, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by **EnergyNet.com, LLC** (the Company) and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2017, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

a. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no amounts paid as reported on Form SIPC-7 and only overpayments applied of $1,389.00 on Line 2B., "Less payments made with SIPC-6 filed (exclude interest)".

b. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2017, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences.

c. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

d. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

e. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed, noting that the Company included overpayments applied of $1,389.00 on Line 2B., "Less payment made with SIPC-6 filed (exclude interest), noting no differences..

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Johnson & Sheldon, PLLC

Johnson & Sheldon, PLLC
Amarillo, Texas

February 16, 2018

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended **12/31/2017**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14*14*****2720*********************MIXED AADC 220
52109 FINRA DEC
ENERGYNET. COM INC
7201 W INTERSTATE 40 STE 319
AMARILLO, TX 79106-2634

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jim Black (806) 351-2953

2. A. General Assessment (item 2e from page 2)		$
B. Less payment made with SIPC-6 filed (**exclude interest**)		(1,389)
Date Paid		
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ -0-
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ -0-	
H. Overpayment carried forward	$(1,389)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

EnergyNet.Com, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO/COO
(Title)

Dated the 29 day of January, 20 18.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 15,836,763

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Auction of Oil and Natural Gas Properties 15,836,763

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions (15,836,763)

2d. SIPC Net Operating Revenues $ —0—

2e. General Assessment @ .0015 $ —0—

(to page 1, line 2.A.)